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                                                                       EXHIBIT 4

                         [DELOITTE & TOUCHE LETTERHEAD]




Date                          Reference
March 14, 2000                A. Sandler


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation in ASM International N.V.'s Registration Statements no.'s 33-6184, 33-6185, 33-6186, 33-78628 and 33-93026 on Form S-8
and no. 333-8080 and 333-11502 on Form F-3 of our report dated February 18, 2000, on the consolidated financial statements of ASM International N.V., which are included in this annual report on Form 20-F of ASM International N.V., for the year ended December 31, 1999.

/s/ Deloitte & Touche Accountants